[LOGO] ADB


--------------------------------------------------------------------------------



                                           ASSET LIFECYCLE MANAGEMENT SOLUTIONS

                                           ADB SYSTEMS INTERNATIONAL INC.
                                           (formerly Bid.Com International Inc.)
                                           THIRD QUARTER 2001 REPORT

PROFILE

--------------------------------------------------------------------------------

ADB Systems International Inc., formerly Bid.Com International Inc., delivers asset lifecycle management solutions that help companies source, manage and sell assets for maximum return on investment.

ADB's solutions enable customers to:

    .   Source assets at reduced costs

    .   Procure direct and in-direct goods on-line with improved savings

    . Track assets ensuring that capital equipment is available and being utilized

    .   Monitor assets for optimum performance

    .   Schedule preventative and corrective maintenance to reduce down-time

    .   Sell assets and maximize highest yield

ADB works with a growing number of customers and partners in a variety of sectors including the asset-intensive oil and gas industry to improve operational efficiencies and reduce production downtime. ADB also enables customers in government, manufacturing and financial services sectors to reduce purchasing costs and improve procurement processes.

ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.). The Company's shares trade on both the Nasdaq Stock Market (NASDAQ: ADBI), and the Toronto Stock Exchange (TSE: ADY).

LETTER TO SHAREHOLDERS

--------------------------------------------------------------------------------

Dear Shareholders,

Our performance in the third quarter reflects the implementation of the initiatives we outlined in the previous quarter. The acquisition of ADB Systemer ASA is an aggressive step towards meaningful global growth and will improve our long-term viability. Despite the continued slowing of the economy, we improved our operating loss per share by $0.03 over the second quarter. Our cash-burn rate fell by over 50 per cent compared to the previous quarter, to a rate that will support the company's operations well into 2002.

We have recently initiated a number of developments designed to reduce operating expenses, expand our customer base and generate increased shareholder value:

    . We acquired ADB Systemer ASA, a Norway-based software vendor of enterprise asset management and electronic procurement applications whose customers include BP, Halliburton and TotalFinaElf among others.

    . We implemented a plan to reduce our workforce by 30 percent, resulting in improved operating expenses.

    . We received notification from the Nasdaq Stock Market that we will maintain our listing status under a moratorium on all minimum bid price delistings.

    . We changed our name to ADB Systems International Inc. to reflect our expanded product offering, and adopted ADY and ADBI as new ticker symbols on the Toronto Stock Exchange and Nasdaq Stock Market respectively.

Consistent with our previously announced expectations, our gross revenue in the third quarter totaled $619,000, a decrease of $796,000 from the preceding quarter. Gross revenue is comprised of fees earned through enabling agreements and deferred revenues recognized in the quarter.

Including realized gains from the disposal of marketable securities and investments, unrealized losses from impairments of assets and the re-evaluation of marketable securities, and a restructuring charge, we reported a net loss of $3.5 million or $0.06 per basic share in the third quarter. This compares to a net loss of $2.1 million, or $0.04 per basic share, in the second quarter of 2001 and net income of $11.3 million, or $0.21 per basic share, during the same period in 2000.

At the end of September 2001 we held cash and marketable securities totaling $8.7 million.

These recent corporate developments should provide a sound basis for growth despite these challenging economic times. With our increased product offerings and the portfolio of skills we acquired with ABD Systemer ASA, we are confident we are well equipped to realize future successes.

Yours truly,

/s/ Jeffery Lymburner

Jeffery Lymburner, CEO
November 28, 2001

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars) (Unaudited)

-----------------------------------------------------------------------------
                                                    September 30 December 31
                                                        2001        2000
-----------------------------------------------------------------------------
ASSETS
CURRENT
Cash                                                 $   6,752    $  7,363
Marketable securities                                    1,992       8,124
Accounts receivable                                        342         701
Deposits and prepaid expenses                              218       1,180
-----------------------------------------------------------------------------
                                                         9,304      17,368
CAPITAL ASSETS (Note 2)                                  1,287       1,760
STRATEGIC INVESTMENTS                                      397       1,176
CAPITALIZED SOFTWARE                                       271         473
DEFERRED CHARGES (Note 8)                                  545          --
TRADEMARKS AND INTELLECTUAL PROPERTY (NET)                  --          24
-----------------------------------------------------------------------------
                                                     $  11,804    $ 20,801
-----------------------------------------------------------------------------
LIABILITIES
CURRENT
Accounts payable                                     $     529    $  1,213
Accrued liabilities                                        854         807
Current portion of capital lease obligation                 36          66
Current portion of deferred revenue                        646       1,611
-----------------------------------------------------------------------------
                                                         2,065       3,697
DEFERRED REVENUE                                            44       1,185
CAPITAL LEASE OBLIGATION                                    24          59
-----------------------------------------------------------------------------
                                                         2,133       4,941
-----------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Share capital                                           83,724      83,724
Warrants                                                 1,053       1,005
Deficit                                                (75,106)    (68,869)
-----------------------------------------------------------------------------
                                                         9,671      15,860
-----------------------------------------------------------------------------
                                                     $  11,804    $ 20,801
-----------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of Canadian dollars, except per share amount) (Unaudited)

-----------------------------------------------------------------------------------------------------
                                                  Three Months Ended          Nine Months Ended
                                                     September 30                September 30
                                                 2001             2000       2001           2000
-----------------------------------------------------------------------------------------------------
Revenue (Note 7)                               $   619          $ 1,669   $  3,289        $ 11,275
Less: Customer acquisition costs                   (37)              --        (56)           (157)
-----------------------------------------------------------------------------------------------------
Net revenue                                        582            1,669      3,233          11,118
-----------------------------------------------------------------------------------------------------
General and administrative                         947            4,402      6,184          12,380
Sales and marketing costs                          736            1,034      3,362           1,687
Software development and technology expense        690              260      2,464             985
Depreciation and amortization                      302              270        940             760
Direct expenses                                     --            1,392         --          11,164
Advertising and promotion                           --              367         --           4,936
Interest income                                    (35)             (77)      (308)           (382)
-----------------------------------------------------------------------------------------------------
                                                 2,640            7,648     12,642          31,530
-----------------------------------------------------------------------------------------------------
Loss before the undernoted                      (2,058)          (5,979)    (9,409)        (20,412)
Realized gains and losses on disposal of
  marketable securities and strategic
  investments, and recovery of assets (Note 3)     (77)          20,697      6,669          20,697
Unrealized gains and losses on revaluation of
  marketable securities and strategic
  investments, and provision for impairment
  of assets (Note 4)                            (1,091)          (3,438)    (2,225)         (3,868)
Retail activities settlement (Note 5)               --               --       (404)             --
Restructuring charges (Note 6)                    (255)              --       (868)             --
-----------------------------------------------------------------------------------------------------
                                                (1,423)          17,259      3,172          16,829
-----------------------------------------------------------------------------------------------------
NET (LOSS) INCOME FOR THE PERIOD               $(3,481)         $11,280   $ (6,237)       $ (3,583)
-----------------------------------------------------------------------------------------------------
(LOSS) INCOME PER SHARE                        $ (0.06)         $  0.21   $  (0.11)       $  (0.07)
-----------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF DEFICIT
(in thousands of Canadian dollars) (Unaudited)

                                                                         September 30    September 30
                                                                             2001            2000
-----------------------------------------------------------------------------------------------------
DEFICIT, BEGINNING OF PERIOD                                              $(68,869)       $(48,503)
NET LOSS FOR THE PERIOD                                                     (6,237)         (3,583)
-----------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                                                    $(75,106)       $(52,086)
-----------------------------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian Dollars) (Unaudited)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                               Three Months Ended          Nine Months Ended
                                                                                  September 30                September 30
                                                                              2001          2000          2001           2000
-----------------------------------------------------------------------------------------------------------------------------------
NET INFLOW (OUTFLOW) OF CASH
  RELATED TO THE FOLLOWING ACTIVITIES OPERATING
Net (loss) income for the period                                            $(3,481)     $  11,280     $  (6,237)     $  (3,583)
Items not affecting cash:
Depreciation and amortization                                                   302            270           940            760
  Non cash customer acquisition costs                                            37            594            48            924
  Realized gains and losses on disposal of marketable securities and
     strategic investments, and recovery of assets (Note 3)                      77        (20,697)       (6,669)       (20,697)
  Unrealized gains and losses on revaluation of marketable securities and strategic investments, and provision for impairment of assets
     (Note 4)                                                                 1,091          3,438         2,225          3,868
  Foreign currency revaluation                                                  105             --           269             --
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             (1,869)        (5,115)       (9,424)       (18,728)
Changes in non-cash operating working capital Items                             (16)           (24)       (2,824)           (42)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             (1,885)        (5,139)      (12,248)       (18,770)
-----------------------------------------------------------------------------------------------------------------------------------
INVESTING
Capital assets                                                                  (64)          (618)         (322)          (932)
Deferred charges                                                                 --             --            --             --
Strategic investments                                                            --           (218)         (152)        (2,546)
Capitalized software, trademarks and intellectual property                       --           (255)           (5)          (562)
Marketable securities                                                            --           (100)        9,815         16,189
Proceeds from disposal of joint venture and strategic investments                31             --         2,634             --
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                (33)        (1,191)       11,970         12,149
-----------------------------------------------------------------------------------------------------------------------------------
FINANCING
Issuance of common shares                                                        --            (58)           --          4,107
Repayment of capital leases                                                      (9)           133           (64)           133
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                 (9)            75           (64)         4,240
-----------------------------------------------------------------------------------------------------------------------------------
Foreign exchange loss on cash held in foreign Currency                         (105)            --          (269)            --
NET CASH INFLOW (OUTFLOW) DURING THE PERIOD                                  (2,032)        (6,255)         (611)        (2,381)
CASH, BEGINNING OF PERIOD                                                     8,784          8,893         7,363          5,019
-----------------------------------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                                                         $ 6,752      $   2,638     $   6,752      $   2,638
-----------------------------------------------------------------------------------------------------------------------------------
Supplemental information
Income taxes paid                                                           $    --      $      --     $      --      $      --
Interest paid                                                                    --             --            --             --

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

--------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES

   The interim consolidated financial statements of ADB Systems International Inc. (formerly Bid.Com International Inc. (the "Company")) should be read in conjunction with the Company's most recent annual audited financial statements.

   The interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except that effective January 1, 2001, the Company adopted the "Earnings per Share" standard issued by the Canadian Institute of Chartered Accountants. The standard requires that the treasury stock method of calculating fully diluted earnings per share be used. For periods presented, all stock options and warrants are anti-dilutive; therefore diluted loss per share is equal to the basic loss per share.

2. CAPITAL ASSETS

                            -------------------------------------------------------------------------------
                                     September 30, 2001                        December 31, 2000
                            -------------------------------------------------------------------------------
                                         Accumulated      Net Book                 Accumulated     Net Book
                              Cost      Depreciation       Value        Cost      Depreciation      Value
                            -------------------------------------------------------------------------------
                                                               (in thousands)
   Computer hardware        $ 2,819      $   1,737        $ 1,082     $ 2,773        $ 1,217       $ 1,556
   Furniture and fixtures       347            170            177         284            120           164
   Leasehold improvements       151            123             28         127             87            40
                            -------------------------------------------------------------------------------
                            $ 3,317      $   2,030        $ 1,287     $ 3,184        $ 1,424       $ 1,760
                            -------------------------------------------------------------------------------

3. REALIZED GAINS ON DISPOSAL OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND RECOVERY OF ASSETS

                                                                   --------------------------------------------------------------
                                                                        Three Months Ended             Nine Months Ended
                                                                           September 30                   September 30
                                                                   --------------------------------------------------------------
                                                                       2001            2000           2001            2000
                                                                   --------------------------------------------------------------
                                                                                          (in thousands)
   Gain (Loss) on disposal of marketable securities (Note 3(a))       $(53)          $     --        $3,633         $     --
   Gain (Loss) on disposal of strategic investments (Note 3(b))        (24)            20,697           (24)          20,697
   Gain on disposal on Point2 (Note 3(c))                               --                 --         2,249               --
   Recovery of Point2 receivable (Note 3(c))                            --                 --           811               --
                                                                   --------------------------------------------------------------
                                                                      $(77)          $ 20,697        $6,669         $ 20,697
                                                                   --------------------------------------------------------------

   (a) In January the Company's unregistered shares in America Online. Inc. became freely trading and the Company sold 122,801 shares for gross proceeds of $10.0 million realizing a gain of $3.7 million. During the quarter claims were filed against the Company's AOL shares held in escrow totaling $53,000. On August 31, 2001 the remaining shares were released from escrow and became freely trading.

   (b) In September the Company disposed of a portion of its strategic investments. This resulted in cash proceeds of $31,000 and a realized loss of $24,000. During the third quarter of 2000 the Company sold its investment in Quack.com for a realized gain $20.7 million.

   (c) In May the Company sold its interest in Point2 Internet Systems Inc. for $2.6 million in cash. The Company realized a gain of $2.2 million, and recovered a receivable from Point2 provided for in previous quarters.

4. UNREALIZED GAINS AND LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND PROVISION FOR IMPAIRMENT OF ASSETS

--------------------------------------------------------------------------------

                                                              --------------------------------------------------------------
                                                                    Three Months Ended             Nine Months Ended
                                                                       September 30                   September 30
                                                              --------------------------------------------------------------
                                                                   2001            2000            2001          2000
                                                              --------------------------------------------------------------
                                                                                      (in thousands)
    Revaluation of impaired strategic investments (Note 4(a))    $  (187)         $(2,865)       $(1,348)      $(3,295)
    Revaluation of marketable securities (Note 4(b))                (904)            (573)            48          (573)
    Provision for impairment of assets (Note 4(c))                    --               --           (925)           --
                                                              --------------------------------------------------------------
                                                                 $(1,091)         $(3,438)       $(2,225)      $(3,868)
                                                              ==============================================================

   (a) The Company reviewed the carrying value of its strategic investments and determined that in light of recent financial performance and market conditions the decline in value of these investments was other than temporary, and a revaluation was required.

   (b) The Company reviewed the market value of its shares in America Online Inc. and determined that a mark-to-market adjustment was required.

   (c) As a result of reviewing the carrying value of its prepaid advertising asset, the Company determined that the net realizable value of this asset has been significantly reduced as a result of recent market conditions and changes to the Company's business-to-business marketing strategy.

5. RETAIL ACTIVITIES SETTLEMENT

   The Company ceased its on-line retail activities in October 2000, however it was required to settle certain amounts payable relating to product sales of previous years. These amounts were previously determined not likely to be paid and were not estimatable.

6. RESTRUCTURING CHARGES

   On April 24, 2001 the Company announced a restructuring plan to significantly curtail spending across all major areas, including sales, marketing and operations. As part of the restructuring the Company reduced its workforce by approximately 35 per cent. A further reduction of approximately 30 per cent of the remaining staff was announced on September 10, 2001. As a result the Company has incurred $868,000 in restructuring charges for the nine-month period ending September 30, 2001 for severance and related employment costs.

7. REVENUE FROM EXTERNAL CUSTOMERS

   Revenue is comprised of business-to-business e-commerce enabling activities including consulting, implementation, training and hosting fees, and for the period ended September 30, 2000, online retail sales of merchandise and associated shipping revenue. For the nine-month period ending September 30, 2001, business-to-business e-commerce enabling activities generated $3.3 million of total revenues as compared to $1.4 million for the comparative period in 2000. No on-line retail revenue for the nine months ended September 30, 2001 was generated, while $9.9 million was generated in same period in 2000. For the three-month period ending September 30, 2001, business-to-business e-commerce enabling activities generated $619,000 of revenue and $467,000 for the comparative period in 2000. No on-line retail revenue for the three months ended September 30, 2001 was generated, while $1.2 million was generated for the same period in 2000.

8. SUBSEQUENT EVENT

   On September 10, 2001, the Company announced its intention to purchase 100% of the outstanding common stock of ADB Systemer ASA of Sola, Norway for approximately $13.3 million. The Company agreed to issue approximately $11.1 million in common stock and $2.2 million in cash for 100% of the voting shares of ADB Systemer ASA. The portion of the purchase price not allocated to specific assets including acquisition cost of $700,000 will be designated as goodwill.

   On October 10, 2001 the Company's shareholders approved the acquisition. On October 11, 2001 the Company completed the acquisition of 98.3% of the outstanding shares of ADB Systemer ASA and changed its name to ADB Systems International Inc. The Company will seek to acquire the remaining shares of ADB Systemer ASA in due course.

9. RECLASSIFICATION OF PRIOR PERIODS

   Certain prior period amounts have been reclassified to conform to the current period basis of presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

Results of Operations
Comparison of the Quarters Ended September 30, 2001 and September 30, 2000.

This section compares the unaudited consolidated financial results for the three months ending September 30, 2001 and September 30, 2000 and analyzes significant changes in the financial statement components which comprise the consolidated statement of operations, consolidated balance sheets and consolidated statements of cashflows.

Overview. In the third quarter ended September 30, 2001, all expenses and revenues related solely to business-to-business activities, while for the same period of 2000, on-line retail activities were also included. Net loss for the quarter was $3.5 million compared to net income of $11.3 million for the same quarter of 2000. Excluding on-line retail related costs such as direct expenses and advertising and promotion, all other expenses fell by $3.3 million or 55.2%. The loss from operations in the third quarter was $2.1 million or $0.04 per share compared with a loss of $6.0 million and $0.11 per share for the same period of 2000. During the quarter we implemented additional restructuring measures resulting in a $255,000 charge in the quarter. The restructuring was done in anticipation of our acquisition of ADB Systemer ASA. The third quarter of 2000 included a significant non-operational gain from the disposition of our investment in Quack.com.

Revenue. Revenue is comprised of business-to-business e-commerce enabling activities including consulting, implementation, training and hosting fees, and for the period ending September 30, 2000 included revenue earned from on-line retail activities. Overall revenue declined to $619,000 for the quarter ended September 30, 2001 from $1.7 million for the quarter ended September 30, 2000. The decline in revenue was the result of the exit from on-line retail operations, which commenced in the second quarter of fiscal 2000 and concluded in October 2000.

Business-to-business revenue for the third quarter of 2001 improved by 32.5% as compared to business-to-business revenue for the quarter ended September 30, 2000. Business-to-business e-commerce activities generated $619,000 for the quarter ended September 30, 2001, while $467,000 was generated for the same period of 2000. Revenue totaling $254,000 was generated through the termination of a contract during the quarter.

Customer Acquisition Costs. These costs are based on the calculated value of share purchase warrants issued to GE Capital in return for certain business-to-business contracts. The value of these warrants is calculated using a Cox-Rubinstein binomial model. For the quarter ended September 30, 2001, this cost amounted to $37,000.

General and Administrative Expenses. General and administrative expenses decreased to $947,000 for the quarter ended September 30, 2001 from $4.4 million for the quarter ended September 30, 2000, a decrease of 78.5%. The decrease in general and administrative expenses reflects the restructuring plan implemented in April 2001 supplanted by additional restructuring measures in September 2001, which resulted in reduced head count, and broad cost cuts. Major expense savings over the same period last year included salaries ($1.1 million), travel ($297,000), professional fees ($253,000), foreign exchange ($569,000) and investor relations ($100,000).

Sales and Marketing Costs. Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business-to-business development expenses such as advertising, sales support materials, and trade show costs. For the quarter ended September 30, 2001 sales and marketing costs amounted to $736,000, as compared to $1.0 million in the same period of 2000. A refocusing of marketing initiatives coupled with significantly lower staffing levels resulted in lower costs.

Software Development and Technology Expense. For the quarter ended September 30, 2001 these costs amounted to $690,000 compared with $260,000 for the third quarter of 2000. Redevelopment of core software in 2000 resulted in the capitalization of $286,000 in development expenses, while no software development was capitalized in 2001. The increase in costs is also attributed to project managers and advanced developers hired to service business-to-business contracts.

Depreciation and Amortization. Depreciation and amortization expense was $302,000 for the quarter ended September 30, 2001 as compared to $270,000 for the quarter ended September 30, 2000, an increase of 11.9%. An increase in server equipment and computers acquired to enhance the infrastructure supporting our business-to-business activities resulted in additional depreciation expense.

Direct Expenses. With the exit from on-line retail operations completed in October 2000, no direct expenses were incurred in 2001.

Advertising and Promotion. Advertising and promotion activities related solely to retail activities. No advertising and promotion costs were incurred in 2001 in connection with on-line retail activities.

Interest Income. Interest income was $35,000 for the quarter ended September 30, 2001, as compared to $77,000 for the quarter

--------------------------------------------------------------------------------

ended September 30, 2000. Interest income reflects interest from investments in cash and marketable securities.

Realized Gains and Losses on Disposal of Marketable Securities and Strategic Investments, and Recovery of Assets. Realized losses on disposal of marketable securities, strategic investments, and recovery of assets amounted to $77,000 for the quarter ended September 30, 2001 compared with realized gains of $20.7 million for the third quarter of the prior year. During the quarter, we disposed of a portion our strategic investments. This resulted in cash proceeds of $31,000 and a corresponding realized loss of $24,000. During the quarter, a claim against our America Online Inc. (AOL) shares resulted in a $53,000 realized loss. The disposition of our investment in Quack.com and conversion to AOL shares resulted in a gain of $20.7 million recorded in the previous fiscal year. These gains, losses and recoveries are outside of the normal course of operations but are not considered extraordinary items.

Unrealized Gains and Losses on Revaluation of Marketable Securities and Strategic Investments, and Provision for Impairments of Assets. Unrealized gains and losses on marketable securities and strategic investments are the result of an assessment by management as to the recoverability of value of certain assets and are not realized losses. Unrealized losses are outside the normal course of operations but are not considered extraordinary. We conducted an assessment of our long-term strategic investment portfolio at quarter end by analyzing the financial performance of our investee companies and determined that an impairment provision of $187,000 was considered necessary. A provision of $2.9 million for long-term strategic investments was recorded in the same period of 2000. Additionally, a $904,000 mark-to-market adjustment of shares of America Online was recorded in the third quarter of 2001, compared to $573,000 in 2000.

Restructuring Charges. As previously announced in late April, we followed through with an aggressive plan to address future viability by reducing staff and implementing cost cutting measures. Additional cost cutting measures announced in September resulted in the further reduction of staff. The $255,000 restructuring charge related specifically to the staff reduction and related matters.

Comparison of Nine-Month Periods Ended September 30, 2001 and September 30,
2000.

This section compares the unaudited consolidated financial results for the nine months ending September 30, 2001 and September 30, 2000 and analyzes significant changes in the financial statement components that comprise the consolidated statements of operations, consolidated balance sheets and consolidated statements of cashflows.

Overview. The year-to-date net loss of $6.2 million is increased from $3.6 million of a year ago. Total operating related expenses fell from $31.5 million at September 30, 2000 to $12.6 million for the current year, a decrease of 59.9%. This decline is a result of our decision to channel efforts towards business-to-business contracts and exit the competitive business-to-consumer arena. Non-operational gains for the nine-month period ended September 30, 2001 were $3.2 million resulting largely from the sale of marketable securities and a divestiture of Point2 Internet Systems Inc. Non-operational gains for the same period last year were $16.8 million resulting from the disposition in our investment of Quack.com. In exchange for our shares in Quack.com we received shares in America Online Inc.

Revenue. Revenue is comprised of business-to-business e-commerce enabling activities including consulting, implementation, training and hosting fees and, for the period ending September 2000, includes revenue earned from on-line retail activities. Overall revenue declined to $3.3 million for the nine months ended September 30, 2001 from $11.3 million for the nine months ended September 30, 2000. The decline in revenue was the result of the exit from on-line retail operations. Year to date, business-to-business e-commerce activities generated $3.3 million in revenue versus $1.4 million for the same period of 2000. Revenue totaling $1.4 million was generated through the termination of contracts during the first nine months of the year.

General and Administrative Expense. General and administrative expenses decreased to $6.2 million for the nine-month period ending September 30, 2001 from $12.4 million for the same period in 2000, a decrease of 50.0%. The decrease in general and administrative expenses reflects savings in investor relations ($391,000), professional fees ($1.2 million), general and administrative costs ($1.2 million) and overhead salary expense ($2.1 million).

Sales and Marketing Costs. For the nine months ended September 30, 2001 sales and marketing costs totaled $3.4 million, $1.7 million greater than the same period in 2000. This increase is explained by higher staffing levels in the sales department combined with business-to-business development activities including tradeshows, support material and lead generation. A significant amount of brand advertising was performed during the nine-month period ended September 30, 2000, while the 2001 focus has been on targeted advertising and business development through tradeshows and running seminar series. Significant business-to-business marketing efforts did not begin until second quarter of 2000.

Software Development and Technology Expenses. For the nine months ending September 30, 2001 these costs amounted to $2.5 million compared with $1.0 million for the same period in 2000. The increase in costs is related to additional project management requirements and additional advanced developers necessary to service business-to-business contracts.

-------------------------------------------------------------------------------

Depreciation and Amortization. Depreciation and amortization expense was $940,000 through September 30, 2001 as compared to $760,000 for the nine months ended September 30, 2000. This increase is primarily due to the amortization of capitalized core software development costs combined with additional server equipment to enhance our business-to-business infrastructure.

Direct Expenses. With the exit from on-line retail operations completed in October 2000, no direct expenses were incurred in 2001.

Advertising and Promotion. Advertising and promotion activities related solely to retail operations. No advertising and promotion costs were incurred in 2001.

Interest Income. Interest income was $308,000 for the nine months ended September 30, 2001, as compared to $382,000 for the comparative period in 2000. Interest income reflects interest from investments in cash and marketable securities.

Realized Gains and Losses on Disposal of Marketable Securities and Strategic Investments, and Recovery of Assets. Realized gains for the nine months ended September 30, 2001 totaled $6.7 million compared with $20.7 million in 2000. The disposal of our equity position in Point2 Internet Systems Inc. (amounting to $2.2 million) coupled with the realized gain on disposal of America Online Inc. shares ($3.7 million) accounted for most of the gain. We also recovered an $811,000 receivable from Point2 that was provided for in previous quarters. During the same period in 2000 we realized a gain of $20.7 million on the disposition of our investment in Quack.com. These gains are outside of the normal course of operations but are not considered extraordinary items.

Unrealized Gains and Losses on Revaluation of Marketable Securities and Strategic Investments, and Provision for Impairments of Assets. Unrealized gains and losses on marketable securities and strategic investments are the result of an assessment by management as to the recoverability of value of certain assets and are not realized losses. Provisions for impairments of strategic investments have totaled $1.4 million to date in 2001, while provisions of $3.3 million were recorded in the first nine months of 2000. In 2001, we also determined a certain prepaid advertising asset to be impaired, and a net amount of $925,000 was provided for accordingly. We also reviewed the market value of our unregistered shares in America Online Inc. A favorable mark-to-market adjustment was required of $48,000 for the nine-month period in 2001 compared with an unfavorable adjustment of $573,000 for the same period in 2000.

Retail Activities Settlement. The Company ceased its on-line retail activities in October 2000. As a result of a supplier issue that came to our attention subsequent to the closing of these operations, we were required to make payments in connection with product sales in prior years. These amounts were previously determined not likely to be payable and the amounts could not be estimated.

Restructuring Charges. As previously announced, in late April we followed through with an aggressive plan to ensure future viability by reducing staff, and implementing cost cutting measures. A further reduction of staff occurred in September. The $868,000 restructuring charges relates specifically to the staff reduction and related matters through 2001.

Cash Flows
Comparison of the Quarter Ended September 30, 2001 and September 30, 2000 and Nine-Month Periods ended September 30, 2001 and September 30, 2000.

Operating Activities. Cash outflows from operating activities decreased from $5.1 million in the third quarter of 2000 to $1.9 million in the same period of 2001. For the nine-month period ending September 30, 2001, cash outflows from operating activities were $12.2 million, while the same period in 2000 resulted in $18.8 million in cash outflow from operations. Improved operational performance, the ceasing of on-line retail operations, and cost reductions implemented as a result of the April and September restructuring have resulted in the improved cashflow from operations including the impact of non-cash changes in working capital.

Investing Activities. Cash outflows from investing activities decreased to $33,000 for the three months ending September 30, 2001 from $1.2 million recorded in the same period of 2000. The improved cash flow from investing activities resulted from significant reductions in purchase of capital assets and strategic investments. For the nine-month period ending September 30, cashflow from investing activities declined from $12.1 million in 2000 to $12.0 million in 2001.

Financing Activities. Minimal cash inflow from financing activities was generated year to date in 2001 as compared to 2000 when stock options were exercised and a private placement to Acqua Wellington was completed in the second quarter.

Financial Condition
Comparison of the Quarter Ended September 30, 2001 and Year Ended December 31, 2000

Current Assets. Cash and marketable securities decreased $6.7 million over the nine-month period ended September 30, 2001. We recognized a $3.7 million gain on disposal of marketable securities and $2.6 million in proceeds from a divesture out of Point2 Internet Systems Inc. Deposits and prepaid expenses declined $962,000 over the nine month period, largely as a result of a provision taken for a prepaid business-to-business advertising asset determined to be unrecoverable based on revised business plans.

--------------------------------------------------------------------------------

Capital Assets. Additions to fixed assets for the nine month period ended September 30, 2001 totaled $322,000 relating primarily to computer hardware and server equipment associated with building infrastructure to support business-to-business activities. Capital assets belonging to Point2 Internet Systems are no longer proportionately consolidated resulting in a further reduction in the net book value of capital assets beyond normal depreciation.

Strategic Investments. During the first nine months of 2001, it was determined that certain strategic investments had become permanently impaired, and a provision was recorded. The value of the provisions taken to date in 2001 amount to $1.3 million.

Accounts Payable and Accrued Liabilities. Accounts payable and accrued liabilities declined $637,000 over the nine-month period ended September 30, 2001. Significant purchases of computer equipment were incurred in the fourth quarter of 2000 and paid in the first quarter of 2001. The recently implemented restructuring plans have helped decrease accounts payable and accrued liabilities.

Deferred Revenue. Overall deferred revenue declined by $2.1 million for the nine-month period ended September 30, 2001. During this period the termination of four license agreements with deferred revenue of $1.6 million were recognized into revenue. The obligation to provide services to these customers had been terminated, and no further contractual commitments to provide services existed.

Present Status. The Company has not earned profits to date and, at September 30, 2001, the Company had an accumulated deficit of $75.1 million. As of September 30, 2001, the Company had cash on hand and marketable securities of $8.7 million. The Company believes that current cash balances and anticipated funds from operations will be sufficient to meet its needs into third quarter 2002 under current economic conditions.

This quarterly report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of US federal securities laws. These may include, among others, statements about expectations of future revenues and cash flows. Forward looking statements are subject to risks and uncertainties that may cause the Company's results to differ materially from expectations. These risks include the Company's ability to develop appropriate strategic alliances and the successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

CORPORATE DIRECTORY

--------------------------------------------------------------------------------

Directors                  Officers               Offices of ADB Systems
---------                  --------               ----------------------
Jeffrey Lymburner          Jeffrey Lymburner      6725 Airport Road,         Registrar &
CEO                        CEO                    Suite 201                  Transfer Agent
                                                  Mississauga, Ontario       CIBC Mellon Trust
T. Christopher Bulger(2)   Mark Wallace           Canada L4V 1V2             Company
                           President              Tel: 905-672-7467          PO Box 70390
Paul Godin(2)                                                                Toronto Station A
                           Jan Pederson(4)        Vingveien 2, 4050 Sola     Toronto, Ontario,
Jim Moskos                 President,             Norway                     Canada M5W 2X5
President,                 European Operations    Tel: 47-51-64-7100
ADB Technologies Group                                                       Auditors
                           Jim Moskos             2701 N. Rocky Point Drive  Deloitte & Touche LLP
David Pamenter(1)(3)       President,             Suite 930                  Chartered Accountants
Partner, Gowlings          ADB Technologies Group Tampa, Florida             Toronto, Ontario,
                                                  33607 USA                  Canada
Ken Sexton(1)              Aidan Rowsome,         Tel: 813-636-8205
Chief Financial Officer    Vice President,                                   Lawyers
Merant PLC                 Global Sales           500 Chiswick High Road     Gowlings
                                                  London, England            Toronto, Ontario,
Charles Walker(1)          John Mackie            W4 5RG                     Canada
CEO and President,         Vice President,        44-20-8956-2332
Walker Group Inc.          General Counsel and                               Baer Marks & Upham LLP
                           Corporate Secretary    700 South Circular Rd.,    New York, New York USA
Martin Bekkeheien(3)(4)                           Kilmainham
Senior Vice President      David Pamenter         Dublin 8, Ireland          Stock Exchange
Statoil                    Assistant Secretary    Tel: 353-1-416-8188        Listings
                                                                             Toronto Stock Exchange
                                                                             Symbol ADY
John Reynolds(2)(4)
Lime Rock Partners
                                                                             Nasdaq
                                                                             Symbol ADBI
                                                                             Shares
                                                                             Outstanding
                                                                             (September 30, 2001)
                                                                             Issued 54,638,468
                                                                             Fully Diluted
                                                                             61,242,127

___________
(1) Member of Audit Committee

(2) Member of the Management Resources and Compenation Committee

(3) Member of the Corporate Governance Committee

(4) Appointed October 11, 2001